Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

December 3, 2013

Putting Your Gold to Work

Covered Call Strategies for

Today’s Markets

Paul Staneski, Ph.D. Derivatives Solutions, LLC

Paul Lyons, CFA Credit Suisse

December 3, 2013

Executive Summary

§ Call options

§ Covered call options

§ Covered calls as part of a portfolio strategy

§ Economic rationale for covered calls as a potential yield enhancing strategy

Slide 2

Current Market Environment

§ In terms of yield, the market today is one of the most difficult ever.

– One-year CDs yielded only 0.69% on Nov 15, 2013 (source: Bloomberg.com).

– The 10-year U.S. Treasury Bond was 2.71% on Nov 15, 2013 (source: Bloomberg.com).

§ Generating incremental yield is always a trade-off between the income generated and the risk taken.

– The Bloomberg U.S. Corporate Bond Index yielded 3.18% on Nov 15, 2013

– The Bloomberg High Yield Corporate Bond Index was yielding 6.29% p.a. on Nov 15,

2013 (source: Bloomberg.com).

§ A covered call strategy can be an attractive way to generate yield from assets, such as gold, that don’t normally provide any income.

Note: all rates per annum.

Slide 3

Call Option

§ A call option is a security that gives the holder the right to buy another asset

(aka the “underlying”) for a set price (the “exercise” or “strike” price) on a certain date (“expiration”).

– Specifically, this is a European-style option, which is what we will discuss today.

– An Am erican-style option allows for exercise on or up to the expiration date.

§ The buyer of a call option pays the seller for the right to be able to buy the underlying at the strike price.

– The option price is referred to as the “prem ium ”.

– The seller is also known as the “writer”.

§ Example: the right to buy gold for $1300 per ounce 30 days from now is the “30-day 1300 Call” on gold.

Slide 4

Call Option: Two Possible Outcomes

§ If the underlying asset price is above the strike price at expiration, the option holder will exercise the option, paying the strike price for the asset.

– The option ends up “in the m oney”.

– The value of the option at expiration in this case is the difference between the underlying price and the strike price.

– In the example, if gold was trading for $1340 per ounce in 30 days, the 1300 Call would be worth $40.

§ If the underlying asset price is at or below the strike price at expiration, the option holder will not exercise, and the option will expire worthless.

– The option ends up “out of the m oney”.

– In the example, if gold was trading for $1280 per ounce in 30 days, the 1300 Call would be worthless.

Slide 5

Call Option Payoff Diagram

§ We can depict the payoff (to the buyer) of a call option upon expiration …

P&L

Potential Upside to Call Option Buyer

Strike Price

Underlying Price At Expiration

Premium

Breakeven

Out of the moneyçè In the money

(Option expires worthless, call option buyer forfeits premium paid for the option)

Slide 6

Risk and Return

§ Regardless of the outcome, the seller of a call option keeps the premium initially paid.

§ The buyer of a call option has unlimited upside with losses limited to the premium paid.

§ The seller of a call option has unlimited loss exposure with gain limited to the premium collected.

§ Given this asymmetry, the premium must “balance” the expected payout of the option if it finishes in the money.

Slide 7

Factors Affecting Option Premiums

§ The factors driving the premium of a call option are …

– The difference between the strike price and the current price of the underlying. The greater the strike price as compared to the current price, the lesser the premium.

– The tim e until expiration. Generally, the longer an option has before expiring, the more valuable it is.

– Interest rates. The effect of rates on options that expire in less than a year is generally minor unless rates are high. In the current environment, the effect of rates on such options is relatively insignificant.

– Volatility. This is a measure of how much the price of the underlying asset moves around. The more volatile an asset, the higher option premiums are because the chances of it ending up higher than the strike price are greater.

§ For the statistically minded, volatility is defined as the standard deviation of the returns of an asset.

Slide 8

Covered Call

§ A covered call refers to the sale of a call option when the seller owns the underlying asset.

– Also referred to as a “buy-write” strategy (buy the underlying, write the call) or an “overwriting” strategy.

– The call sold in such a strategy is usually at or slightly out of the money (that is, at the time of sale, the strike price is equal to or greater than the underlying price).

§ A covered call writer transforms the unlimited losses of a “naked” call writer into an opportunity loss since if the option is exercised the seller simply delivers the underlying asset to the buyer in exchange for the strike price.

– The covered call writer’s return is thus capped at the strike + prem ium collected.

– If the option finishes out of the money, the covered call writer still has the underlying asset and, of course, the premium.

Slide 9

Covered Call Payoff Diagram vs. Underlying Only

§ We can depict the payoff of a covered call writer’s position at expiration …

P&L

Underlying

“Forgone” profits

(Opportunity Loss)

Premium

Underlying Price At Expiration

Downside Below this “breakeven” price, the exposure to the covered call return is enhanced performance of by the premium collected (compared to the underlying long only exposure to the underlying)

Strike Price

Slide 10

Portfolio Effects

§ Using covered calls as part of a portfolio reduces the volatility of the portfolio’s returns through the “sale” of some of the portfolio’s exposure and the collection of the premium.

§ The impact on return, of course, will depend on how often the options sold end up

“in the money”.

– The covered call portfolio will lag the return of the underlyings-only portfolio in a persistent bull market for that underlying, but will outperform in flat to down market environments.

Slide 11

Covered Call Rationale

§ Covered calls can be used tactically or strategically.

§ Tactically, they are used on an opportunistic basis when either …

– The holder of an underlying thinks that its upside over some term is capped or limited;

– Or when the premium of a certain option looks high relative to the writer’s expectation of the likelihood that the underlying will rise significantly above the strike price.

§ Strategically, they are used as an income-generating device by systematically overwriting a particular asset or asset class that is held in the portfolio.

§ Among option strategies, covered call writing is the most popular strategy used by both institutional and retail investors alike.

Slide 12

The BXM

§ Attesting to the wide use of covered calls, almost a decade ago the Chicago Board Options Exchange launched the CBOE S&P 500 BuyWrite Index (identified BXM).

§ The BXM is a benchmark index that tracks a strategy of buying the S&P 500 Index and selling a slightly out of the money 30-day call option on the Index.

§ Subsequently, the CBOE has developed similar indexes linked to the Dow Jones Industrial Average, the NASDAQ Index, and the Russell 2000 Small Cap Index.

Slide 13

GLDI

§ In Jan 2013, Credit Suisse launched an ETN linked to the Credit Suisse NASDAQ Gold FLOWSTM 103 Index (ticker: QGLDI) (the “GLDI Index”).

– An ETN is a bond that trades on an exchange and can be bought and sold just like a stock.

– An ETN provides a “structured” payoff from a defined investment strategy.

– The payoff to an ETN is promised by the issuer (the “Note” in ETN) and hence is subject to the credit risk of the issuer.

§ The GLDI ETN executes a passive covered call strategy in which the underlying asset is shares of the SPDR® Gold Trust, an ETF that invests in gold (the “GLD” ETF”).

Slide 14

GLDI Mechanics

§ The GLDI Index replicates a strategy that is long gold via the GLD ETF and notionally sells one-month calls on this underlying that are approximately 3% out of the money.

– For example, if the ETF was priced at 150 when the calls were sold, the strike would be 1.03 x 150 = 154.5.

– The calls are notionally sold on a monthly basis so that a covered call position is always being held.

§ The GLDI ETN pays a variable coupon that replicates the performance of the

GLDI Index’s covered call strategy.

§ The strategy caps participation in the appreciation of the GLD ETF at 3% per month in exchange for the premiums from notionally selling the options.

Slide 15

GLDI

A Single Security Solution to a Covered Call Strategy

Gold FLOWSTM 103 Index Monthly Call Challenges to operating a rolling covered Overwrite Process call strategy:§ Selecting tenor & strike Select strike§ Rolling options and funding re-purchases of of calls in-the-money options

(approx. 3%

out of the§ Maintaining consistent access and comparable

m oney)

offerings for all clients

Pay out net§ Managing strategy across advisor platforms cash Notionally (advisory, discretionary, non-discretionary, etc.)

prem ium as Sell calls m onthly Notional over 5 days distribution

Long GLD GLDI presents a single security solution to position a covered call strategy on GLD:§ Single instrument provides access

Notionally§ Rules based methodology is operated entirely within Sell GLD to Hold cash the Gold FLOWSTM 103 Index buy back received for

calls over 5 selling calls§ Allocation to strategy can be customized to specific days

clients’ goals, constraints, & cash flow needs

§ Can be implemented in a scalable fashion across a variety of platforms

Slide 16

SLVO

§ In April 2013, Credit Suisse launched an ETN linked to the Credit Suisse NASDAQ Silver FLOWSTM 106 Index (ticker: QSLVO) (the “SLVO Index”).

§ Like GLDI, SLVO is also an Exchange-Traded Note (and, like GLDI, is subject to the same credit risk of the issuer).

§ The SLVO ETN executes a passive covered call strategy in which the underlying asset is shares of the iShares® Silver Trust, an ETF that invests in silver.

Slide 17

SLVO Mechanics

§ The SLVO Index replicates a strategy that is long silver via the iShares® Silver Trust ETF (ticker: SLV) and notionally sells one-month calls on this underlying that are approximately 6% out of the money.

– For example, if the ETF was priced at 30 when the calls were sold, the strike would be 1.06 x 30 = 31.80.

– The calls are notionally sold on a monthly basis so that a covered call position is always being held.

§ The SLVO ETN pays a variable coupon that replicates the performance of the

SLVO Index’s covered call strategy.

§ The strategy caps participation in the appreciation of the SLV ETF at 6% per month in exchange for the premiums from notionally selling the options.

Slide 18

SLVO

A Single Security Solution to a Covered Call Strategy

Silver FLOWSTM 106 Index Monthly Call Overwrite Challenges to operating a rolling covered Process call strategy:§ Selecting tenor & strike Select strike§ Rolling options and funding re-purchases of of calls in-the-money options

(approx. 6%

out of the§ Maintaining consistent access and comparable

m oney)

offerings for all clients

Pay out net§ Managing strategy across advisor platforms cash Notionally (advisory, discretionary, non-discretionary, etc.)

prem ium as Sell calls m onthly Notional over 5 days distribution Long SLV position SLVO presents a single security solution to a covered call strategy on SLV:§ Single instrument provides access

Notionally§ Rules based methodology is operated entirely within

Sell SLV to Hold cash the Index buy back received for

calls over 5 selling calls§ Allocation to strategy can be customized to specific days

clients’ goals, constraints, & cash flow needs

§ Can be implemented in a scalable fashion across a variety of platforms

Slide 19

GLDI ETN Details

Ticker GLDI Intraday Indicative Value Ticker GLDI.IV Bloom berg Index Ticker QGLDI CUSIP 22542D480 Prim ary Exchange Nasdaq ETN Annual Investor Fee 0.65%1 Inception Date 01/28/13

     Credit Suisse NASDAQ Gold FLOWSTM 103 Index Index

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange

Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the GLDI ETN on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213000653/e51690_424b2.htm

1 Because of daily com pounding, the actual investor fee realized m ay exceed 0.65% per annum

Slide 20

Historical GLDI Coupons – Annualized Yield



30%
25%
20%
15%
10%
5%
0%
Annualized Yield
0.568%*
0.380%*
0.733%*
0.330%*
0.800%*
1.113%*
2.226%*
1.357%*
0.565%*
0.853%*
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13

As of 11/30/13. Represents the monthly coupon payment since the inception of GLDI and does not reflect a full 12 months of historical coupon payments. Each annualized yield percentage represents the coupon payment for a given month, in each case multiplied by 12 and divided by the Closing Indicative Value of GLDI on the Index Business Day immediately preceding the applicable Index Distribution Date. The arithmetic average of the annualized coupon yield was equal to 10.71%.

*These percentages reflect the actual coupon percentage paid on GLDI each month, which is equal to the coupon payment divided by the Closing Indicative Value of GLDI on the Index Business Day immediately preceding the applicable Index Distribution Date.

Source: Bloomberg Professional

CREDIT SUISSE

Slide 21

Credit Suisse Exchange Traded Notes – GLDI / SLVO

Selected Investment Considerations

- **The ETNs are fully exposed to any decline in the applicable index.** Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the relevant index must increase by an amount sufficient to offset the applicable fees and charges.
- **The monthly coupon payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD and SLV shares, and you will not receive any fixed periodic interest payments on the ETNs.**
- **Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse.** Investors are dependent on Credit Suisse's ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
- **Unfavorable price movements in the relevant shares or the options on those shares may cause negative performance of the relevant Index and loss of your investment, and there is no assurance that the strategy on which either Index is based will be successful.**
- **We have listed the ETNs discussed herein on Nasdaq under the symbol "GLDI" and "SLVO", respectively.** We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on Nasdaq or any listing on any other exchange, and may delist the ETNs at any time.
- **The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market.** The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
- **The return on the ETNs is linked to the performance of the applicable Index, which measures the return of a covered call strategy on the GLD or SLV shares, as the case may be.** Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.
- **The ETNs should not be expected to track the price of gold or silver, as the case may be, because of the fees and expenses applied to each of the GLD and SLV shares and the ETN as well as the design of the index methodology which limits upside participation in any appreciation of the GLD and SLV shares.** Accordingly, the performance of the ETNs should not be expected to mirror the performance of the price of gold or silver, as the case may be.
- **The indices replicate notional positions in the relevant shares and options.** As an owner of the ETNs, you will not have rights that holders of the relevant shares or in any call options on such shares may have, and you will have no right to receive delivery of any components of either Index.
- **We have the right to repurchase your ETNs in whole or in part at any time.** The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
- **Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.**
- **An investment in the ETNs involves significant risks.** The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable pricing supplement.

CREDIT SUISSE

Slide 22

SLVO ETN Details

Ticker SLVO Intraday Indicative Value Ticker SLVO.IV Bloom berg Index Ticker QSLVO CUSIP 22542D449 Prim ary Exchange Nasdaq ETN Annual Investor Fee 0.65%1 Inception Date 4/16/2013

     Credit Suisse NASDAQ Silver FLOWSTM 106 Index Index

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the SLVO ETN on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213003364/e53194_424b2.htm

1 Because of daily com pounding, the actual investor fee realized m ay exceed 0.65% per annum

Slide 23

Historical SLVO Coupons – Annualized Yield



30%
25%
20%
15%
10%
5%
0%
Annualized Yield
0.852%*
0.980%*
1.464%*
1.865%*
1.400%*
0.907%*
1.272%*
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13

As of 11/30/13. Represents the monthly coupon payment since the inception of SLVO and does not reflect a full 12 months of historical coupon payments. Each annualized yield percentage represents the coupon payment for a given month, in each case multiplied by 12 and divided by the Closing Indicative Value of SLVO on the Index Business Day immediately preceding the applicable Index Distribution Date. The arithmetic average of the annualized coupon yield was equal to 14.98%.

*These percentages reflect the actual coupon percentage paid on SLVO each month, which is equal to the coupon payment divided by the Closing Indicative Value of SLVO on the Index Business Day immediately preceding the applicable Index Distribution Date.

Source: Bloomberg Professional

CREDIT SUISSE

Slide 24

Contact Information

§ Credit Suisse Exchange Traded Notes§ 212-538-7333§ etn.desk@credit-suisse.com

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright ©2013. Credit Suisse Group and/or its affiliates. All rights reserved.

Slide 25